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Media Release

Credit Suisse Launches Exchange Traded Note Linked to the Cushing 30 MLP Index

New York, NY, April 14, 2010 – Credit Suisse is pleased to announce the launch a new Exchange Traded Note (“ETN”) linked to the proprietary Cushing® 30 MLP Index. The launch of the Cushing 30® MLP Index was previously announced on January 6, 2010. Credit Suisse is the issuer of the ETN, which began to trade under the ticker MLPN today.

The Cushing® 30 MLP Index is a North American Energy Infrastructure equal weighted index comprised of 30 publicly traded stocks that hold midstream energy assets chosen according to an objective proprietary scoring model (SValuES©) developed by Swank Energy Income Advisors, L.P. to rank the MLPs. This index was created to be the standard in which investors can benchmark MLP performance.

Michael G. Clark, head of Structured Retail Products in the Investment Bank, which launched the ETN, added, “This investment will allow retail and institutional investors the ability to access the Mid Stream MLPs and provide the potential for capital appreciation along with attractive income distributions.”

The Cushing® 30 MLP Index is calculated by Standard & Poor’s and reported on a real-time basis under the Bloomberg ticker MLPX.

Credit Suisse has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable term sheet, the Prospectus Supplement dated March 25, 2009, and Prospectus dated March 25, 2009, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable term sheet, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

Press Contact

Karen Laureano-Rikardsen, Corporate Communications, +1 212 325 1719,

karen.laureano-rikardsen@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world’s leading financial services providers and is part of the Credit Suisse group of companies (referred to here as ‘Credit Suisse’). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,600 people. The registered shares (CSGN) of Credit Suisse’s parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Investment Banking

In its Investment Banking business, Credit Suisse offers securities products and financial advisory services to users and suppliers of capital around the world. Operating in 57 locations across 30 countries, Credit Suisse is active across the full spectrum of financial services products including debt and equity underwriting, sales and trading, mergers and acquisitions, investment research, and correspondent and prime brokerage services.